 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP PHOENIX TOWER CORP.
(Name of Subject Company)

MPF DEWAAY FUND 5, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF SENIOR NOTE PROGRAM II LP, MPF FLAGSHIP FUND 9, LLC, MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC, MPF FLAGSHIP FUND 13, LLC, MPF DEWAAY FUND 7, LLC, STEVEN GOLD, MORAGA GOLD, LLC,
MPF INCOME FUND 24, LLC, AND MACKENZIE PATTERSON FULLER, LP
(Bidders)

SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,821,000	$71.57

*	For purposes of calculating the filing fee only. Assumes the purchase of 50 Shares at a purchase price equal to $36,420 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71.57
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 17, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of September 17, 2008 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Senior Note Program II LP, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, Steven Gold, Moraga Gold, LLC, MPF Income Fund 24, LLC (collectively the “Purchasers”) to purchase up to 50 shares of preferred stock (the “Shares”) in FSP Phoenix Tower Corp. (the “Corporation”), the subject company, at a purchase price equal to $36,420 per Share, less the amount of any dividends declared or made with respect to the Shares between September 17, 2008 (the “Offer Date”) and November 14, 2008, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Expiration Date has been extended to November 14, 2008.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated September 17, 2008*

(a)(2)	Letter of Transmittal*

(a)(3)	Form of Letter to Shareholders dated September 17, 2008*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 17, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2008

MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Senior Note Program II LP, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, Steven Gold, Moraga Gold, LLC, MPF Income Fund 24, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

                EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated September 17, 2008*

(a)(2)	Letter of Transmittal*

(a)(3)	Form of Letter to Shareholders dated September 17, 2008*

(a)(4)	Form of advertisement in Investor’s Business Daily*

(a)(5)	Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 17, 2008

Exhibit (a)(5)

FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces extension of tender offer for FSP Phoenix Tower Corp.

Moraga, Calif. (Market Wire)—October 31, 2008-- MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Senior Note Program II LP, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Fund 7, LLC, Steven Gold, Moraga Gold, LLC, MPF Income Fund 24, LLC; and MacKenzie Patterson Fuller, LP (the “Purchasers”) have extended the expiration date of their tender offer for preferred shares (the “Shares”) of FSP Phoenix Tower Corp. (the “Corporation”).  The expiration date has been extended through November 14, 2008.

As of the date hereof, 42 Shares of the Corporation have been tendered by securities holders and not withdrawn.

For further information, contact Christine Simpson at the below telephone number.

MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100